Ryder System, Inc. (R)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
Ryder shareholder since 2012

Please Support Item #4 for Managing Climate Risk Through Science-Based Targets and Transition Planning

To Ryder System Shareholders:

I ask shareholders to vote FOR Item 4 at the Ryder System, Inc. shareholder meeting on May 3, 2024. The proposal asks Ryder System (“Ryder” or “the Company”) to set science-based greenhouse gas (GHG) reduction targets and disclose how it plans to meet those targets by developing a climate transition plan. Although I offered times to meet with the Company to discuss the proposal, as required by the SEC, Ryder management chose not to engage in dialogue about these concerns.

RESOLVED: Shareholders request that Ryder System issue near and long-term science-based greenhouse gas reduction targets aligned with the Paris Agreement’s ambition of limiting global temperature rise to 1.5 °C and summarize plans to achieve them. The targets and plan should cover the Company’s full range of operational and supply chain emissions.

SUPPORTING STATEMENT: In assessing targets, we recommend,

•	Taking into consideration approaches used by advisory groups like SBTi;
•	Developing a transition plan that shows how the Company plans to meet its goals, taking into consideration criteria used by advisory groups such as the Task Force for Climate-Related Financial Disclosures, CDP, Transition Plan Taskforce, Climate Action 100+, and the We Mean Business Coalition;
•	Consideration of supporting targets for fleet electrification and other measures deemed appropriate by management.
•	Applying to join coalitions and/or commitment campaigns that accelerate the deployment of zero emission vehicles in the U.S., such as the Corporate Electric Vehicle Alliance, the Electric Fleet Readiness Group, or EV100.

Summary

1.	Ryder’s climate mitigation strategy is not aligned with the Paris Agreement’s ambition to limit warming to 1.5 °C.
2.	Full emissions disclosure, setting science-based targets, and developing a transition plan will help Ryder prepare for upcoming regulatory changes.
3.	The Company lags behind its peers and customers in addressing climate risk.

Rationale for a “YES” vote

1. Ryder’s climate mitigation strategy is not aligned with the Paris Agreement’s ambition to limit warming to 1.5 °C.

Ryder lacks science-based targets and a 1.5 °C-aligned transition plan and states in its CDP report that it does not intend to adopt either within the next two years.1 Having already met its existing emissions reduction targets, the Company appears well positioned to set a new 1.5 °C-aligned goal covering all relevant emissions. Moreover, the Company provides no insight into key transition planning elements, such as its policy advocacy efforts to support the clean vehicle transition or disclosure on capex investments aimed at advancing vehicle decarbonization, especially for medium- and heavy-duty trucks critical to its operations. The Company also has not established supporting targets for achieving a zero-emission fleet.

2. Full emissions disclosure, setting science-based targets, and developing a transition plan will help Ryder prepare for upcoming regulatory changes.

Ryder notes in its 10-K that “a regulatory mandate for the use of zero-emission vehicles or ban of diesel- or gasoline-powered vehicles could reduce the resale value and demand for our vehicles as well as the demand for maintenance services in FMS (Fleet Management Solutions) and offerings in our SCS (Supply Chain Solutions) and DTS (Dedicated Transport Solutions) businesses.”2 Such regulation is already taking shape.

Under California’s Advanced Clean Fleets rule, Ryder appears to be a “high priority” company, which would require an increasing percentage of zero-emissions vehicles in medium- and heavy-duty fleets,3 and other U.S. states in which Ryder operates may adopt similar rules in the future.4 The Environmental Protection Agency has also proposed new federal vehicle emissions standards, which could result in more zero emission vehicles on the market.5 Developing a climate transition plan that outlines how Ryder intends to implement a move to clean vehicles may help the Company prepare for both compliance with and impacts of upcoming regulation on the business and ensure that the Company is not forced to adjust its strategy on an unnecessarily expedited timeline.

3. The Company lags its peers and customers in addressing climate risk.

Competitor DHL Group has set targets validated by the Science Based Targets initiative (SBTi), including a long-term target to reduce all logistics-related emissions to zero by 2050 and interim targets of reducing Scopes 1 and 2 by 42% and logistics-related Scope 3 emissions by 25%. The company has also set several supporting targets for last-mile electrification and sustainable fuels.6

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1 https://www.cdp.net/en/formatted_responses/responses?campaign_id=83630982&discloser_id=1039814&locale=en&organization_name=Ryder+System%2C+Inc.&organization_number=16072&program=Investor&project_year=2023&redirect=https%3A%2F%2Fcdp.credit360.com%2Fsurveys%2F2023%2Fjwbhd7d6%2F286594&survey_id=82591262

2 https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0000085961/000008596124000030/r-20231231.htm

3 https://ww2.arb.ca.gov/resources/fact-sheets/advanced-clean-fleets-regulation-summary

4 https://www.truckingdive.com/news/ceos-say-states-will-follow-california-emissions-regulation/650369/

5 https://rmi.org/whats-in-the-epas-new-pollution-standards-for-cars-and-trucks/

6 https://group.dhl.com/en/sustainability/sustainability-roadmap.html

Ryder has received numerous accolades from its customers, including but not limited to Cisco, General Motors, Toyota, and Verizon, all of whom have set or committed to set robust GHG reduction targets inclusive of Scope 3 through SBTi.7 Ryder’s Scope 1 and 2 emissions are its customers’ Scope 3, and as such, Ryder’s emissions reduction efforts are critical to those of its customers.

Vote “Yes” on Shareholder Proposal No. 4

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy. Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote by following the procedural instructions provided in the proxy materials.

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7 https://newsroom.ryder.com/news/news-details/2011/Cisco-Names-Ryder-Supplier-of-the-Year/default.aspx

https://newsroom.ryder.com/news/news-details/2023/Ryder-Receives-2022-Overdrive-Award-from-General-Motors/default.aspx

https://newsroom.ryder.com/news/news-details/2023/Ryder-Receives-Innovation-Award-from-Toyota/default.aspx#:~:text=(NYSE%3A%20R)%2C%20a,Annual%20Supplier%20Conference%20in%20Grapevine%2C

https://newsroom.ryder.com/news/news-details/2022/Ryder-Receives-Verizons-Supplier-Environmental-Excellence-Award-for-Innovative-Green-Initiatives-in-Supply-Chain/default.aspx#:~:text=(NYSE%3A%20R)%2C%20a,its%20supply%20chain%20sustainability%20goals.

https://sciencebasedtargets.org/companies-taking-action#dashboard